Exhibit 15.2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF K ENTER

The following discussion and analysis should be read in conjunction with “Selected Financial Information of K Enter” and the audited financial statements and related notes that are included elsewhere in this proxy statement/prospectus. The discussion and analysis should also be read together with K Enter’s pro forma financial information for the period ended December 31, 2024 and as of December 31, 2024 (in the section entitled “Unaudited Pro Forma Condensed Combined Financial Information”). In addition to historical information, this discussion contains forward-looking statements that involve risks, uncertainties, and assumptions that could cause K Enter’s actual results to differ materially from management’s expectations due to a number of factors, including those discussed in the sections entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” appearing elsewhere in this proxy statement/prospectus of Form 20-F. Factors which could cause such differences are discussed herein. Unless otherwise specifically noted or the context otherwise requires, all references in this section to “K Enter” refers to K Enter Holdings Inc. prior to the consummation of the Business Combination, which will become the business of PubCo following the consummation of the Business Combination.

Business Overview

K Enter was formed on January 4, 2023, under the laws of the State of Delaware, to become a leading tech and intellectual property (“IP”) based diversified entertainment company. To fulfill this vision, the Company established and internal Korean drama production team and entered into equity purchase agreements to acquire a controlling equity interest in six separate Korean entertainment companies (collectively, the “Six Korean Entities”) in order to combine initial capabilities believed to serve as the foundation for the Company’s growth – content production, content merchandising, and content investment. The Six Korean Entities include one Korean content-specialized private equity firm, one Korean drama production company, three Korean movie production companies, and one IP merchandising company. On January 3, 2025, K Enter completed the acquisitions of the controlling interests of each of the Six Korean Entities through the share exchange.

Business Combinations and Public Company Costs

Merger Agreement with Global Star

On June 15, 2023, K Enter announced that K Enter entered into a Merger Agreement with Global Star, a publicly traded special purpose acquisition company and certain of its subsidiaries. On March 11, 2024, Global Star, K Enter, PubCo and Merger Sub executed the First Amendment to Merger Agreement. On June 28, 2024, Global Star, K Enter, PubCo and Merger Sub entered into the Second Amendment to Merger Agreement. On July 25, 2024, Global Star, K Enter, PubCo and Merger Sub entered into the Third Amendment to Merger Agreement. On December 11, 2024, Global Star, K Enter, PubCo and Merger Sub entered into the Fourth Amendment to Merger Agreement. Under the terms of the proposed transaction, the estimated combined enterprise value of the surviving entity following the proposed transaction is approximately $590.0 million, which is based on an assumed share price of PubCo’s Ordinary Shares of $10.00 per share. The actual fair value, which will be determined on the acquisition date, may be significantly different from the estimated combined enterprise value disclosed herein. See the rest of this proxy statement/prospectus for additional information regarding the Business Combination, including the sections entitled “Proposal No. 1 The Reincorporation Merger Proposal” and Proposal No. 2 The Acquisition Merger Proposal.”

While the legal acquirer in the Business Combination is Global Star, for financial accounting and reporting purposes under International Financial Reporting Standards (“IFRS”), based on K Enter’s initial analysis, we believe we will be the accounting acquirer and the business combination will be accounted for as a “reverse recapitalization.” A reverse recapitalization does not result in a new basis of accounting, and the financial statements of the combined entity represent the continuation of K Enter’s financial statements in many respects. Under this method of accounting, Global Star will be treated as the acquired entity whereby we will be deemed to have issued common stock for the net assets and equity of Global Star consisting mainly of cash, accompanied by a simultaneous equity recapitalization of Global Star (the “Recapitalization”).

Upon consummation of the Business Combination, the most significant change in K Enter’s future reported financial position and results is expected to be an estimated increase in cash (on a pro forma basis as compared to K Enter’s balance sheet at June 30, 2024) of approximately $0.1 million. Total direct and incremental transaction costs are estimated at approximately $2.2 million. Total direct and incremental transaction costs will be treated as a reduction of the cash proceeds and deducted from the combined company’s additional paid-in-capital or added to the combined company’s accumulated deficit. See the section entitled “Unaudited Pro Forma Condensed Combined Financial Information.”

As a consequence of the Business Combination, we will become the successor to an SEC-registered and NASDAQ-listed company which will require us to hire additional personnel and implement procedures and processes to address public company regulatory requirements and customary practices. We expect to incur additional annual expenses as a public company for, among other things, directors’ and officers’ liability insurance, director fees and additional internal and external accounting, legal and administrative resources, including increased audit and legal fees.

K Enter expect its capital and operating expenditures will increase significantly in connection with K Enter’s ongoing activities as we:

●	complete the acquisition of the Six Korean Entities

●	increase K Enter’s investment in marketing, advertising, sales infrastructure for K Enter’s products and services;

●	obtain, maintains and improves K Enter’s operational, financials and management information systems;

●	hire additional personnel;

●	obtain, maintains, expands and protects its intellectual property portfolio; and

●	operate a public company

On June 28, 2024, Global Star, K Enter, PubCo and Merger Sub entered into the Second Amendment to Merger Agreement, which extended the outside date for the parties to consummate the closing of the Business Combination from June 22, 2024 to December 22, 2024.

On July 25, 2024, Global Star, K Enter, PubCo and Merger Sub entered into the Third Amendment to Merger Agreement, which conditioned the closing of the Business Combination on K Enter’s prior consummation of the acquisition of the controlling equity interests in the Six Korean Entities.

On December 11, 2024, Global Star, K Enter, PubCo and Merger Sub entered into the Fourth Amendment to Merger Agreement, which extended the outside date for the parties to consummate the closing of the Business Combination from December 22, 2024 to June 22, 2025.

Acquisitions of Six Korean Entities

K Enter’s acquisition of Play Company Co., Ltd. (“Play Company”), Solaire Partners LLC (“Solaire”), Apeitda Co., Ltd. (“Apeitda”), The LAMP Co., Ltd. (“Lamp”), Bidangil Pictures Co., Ltd. (“Bidangil”), and Studio Anseilen Co., Ltd. (“Studio,” and collectively, the “Six Korean Entities”) was a closing condition to the Business Combination.

On January 3rd, 2025 K Enter closed the equity purchase for Play Company first and the acquisitions of each of the Six Korean Entities other than Play Company closing subsequently.

The acquisition of each of the Six Korean Entities by K Enter was accounted for in accordance with the acquisition method of accounting under IFRS 3, with Play Company considered to be the acquirer of K Enter. As Play Company’s basis of accounting is IFRS, the combined K Enter – Play Company entity basis of accounting was IFRS.

The acquisitions of each of the Six Korean Entities other than Play Company by K Enter post the acquisition of Play Company was accounted for in accordance with the acquisition method of accounting under IFRS 3, with K Enter post the acquisition of Play Company considered to be the acquirer of each of the Six Korean Entities other than Play Company. As K Enter post the acquisition of Play Company basis of accounting was IFRS, New K Enter’s basis of accounting was IFRS.

Under the acquisition method of accounting, the preliminary purchase price was allocated to the underlying tangible and intangible assets acquired and liabilities assumed based on their respective fair market values, with the excess purchase price, if any, allocated to goodwill. Costs related to the transaction were expensed as incurred.

The Business Combination was accounted for as a capital reorganization in accordance with IFRS 2 as Global Star does not meet the criteria to be determined a business under IFRS 3. Under this method of accounting, Global Star was treated as the acquired company for financial reporting purposes, and New K Enter was treated as the acquirer for financial statement reporting purposes.

Recent Developments

During October 2023, K Enter entered into an agreement to issue 615 shares of Series A-1 for gross proceeds of $369,000. If any founding member shareholder(s) owning together more than 20% of the Company decide to sell its shares, the investor was provided the right, but not an obligation, to participate in the relevant sale along with the founding member shareholder(s) with the identical terms and conditions given to the lead seller. As of the date these unaudited financial statements were issued, the investor has not yet transferred consideration for this agreement to the Company.

During January 2024, we entered into an agreement with a six-month term to engage an exclusive US-based financial advisor and placement agent (the “Advisor”) in connection with a pre-PIPE financing transaction in exchange for 7.0% of the gross proceeds from an equity investment and 5.0% of the gross proceeds from a debt investment. The Advisor may elect to receive up to 50.0% of the compensation owed in common equity of K Enter or the entity that survives the transaction. Additionally, the Advisor will earn a fee of $500,000 in the form of K Enter common stock at the closing of the business combination if a minimum of $5,000,000 of investment (debt or equity) is secured by the Advisor. No investment commitments have been secured to date.

On January 31, 2024, K Enter entered into the Stock Purchase Agreement with Solaire Partners LLC, which the company acquired 1,000 shares of Play Company Co., Ltd totaling 1,741,000,000 Korean Won ($1,178,055 at December 31, 2024).

On January 31, 2024, an amendment was made to the share purchase agreement, originally entered into on April 12, 2023, with the CEO of First Virtual, and the share purchase agreement with the shareholder of First Virtual was renewed due to the spin-off of the First Virtual, which was executed in October 2023. As a result of this amendment, the value of shares to be exchanged has been decreased to 10,199,577,468 Korean won.

On March 5, 2024, K Enter entered into the Termination and Re-Purchase Option Agreement with the owners of First Virtual, which terminated all agreements entered into in connection with the original equity purchase agreement. The major conditions in the agreement are followings.

●	The Company shall repurchase shares if the related suits are finally resolved by a final, non-appealable judgment or the involved parties’ mutually agreed settlement with prejudice of all claims related to and arising from the related suits in each case in a manner satisfactory to the Company as determined by the Company at its sole discretion based on what is considered legally and commercially reasonable.

●	The repurchase price shall be the fair market value, which shall be determined by an accounting firm selected by both parties’ mutual agreement. The transaction shall be consummated within 15 days after the determination of the fair value, excluding the date of government approval if required. The term of this agreement shall be effective and in force only for the time period between the agreement date and the five year anniversary thereof.

Based on the termination of the New FVL Agreements, Global Star and K Enter agreed to decrease the base merger consideration Global Star will issue to the stockholders of K Enter in connection with the Business Combination. On March 11, 2024, Global Star, K Enter, PubCo and Merger Sub entered into the First Amendment to Merger Agreement, which among other things decreased the base merger consideration from $610 million to $590 million that Global Star will issue to the stockholders of K Enter. Accordingly, pursuant to the First Amendment to Merger Agreement, PubCo will issue 59,000,000 ordinary shares of PubCo to the stockholders of K Enter in exchange for all of the shares of common stock of K Enter.

While no definitive action has been taken to terminate the FVL Termination and Option Agreement, K Enter currently views the acquisition of a controlling interest in First Virtual pursuant to the FVL Termination and Option Agreement as uncertain due to the uncertainty as to the outcome of the Prototype Lawsuits and there can be no assurance that K Enter will acquire a controlling interest in First Virtual pursuant to the FVL Termination and Option Agreement.

In June 2024, K Enter issued two convertible senior unsecured notes (the “Notes”) in the aggregate amount of $4,500,000. The Notes have a maturity date of 3 years and will pay an annual coupon rate of 3% to be paid semi-annually until the maturity date of the Notes.

Under one Note (the “$1.5MM Note”), which is in the principal amount of $1,500,000, the proceeds shall be wired to K Enter as follows:

(1)	25% of the committed amount at the time of signing this definitive agreement,

(2)	25% at the time SEC declares effectiveness on the F-4, and

(3)	the remaining 50% at the time of shareholder approval and going public.

Under the other Note (the “$3MM Note”), which is in the principal amount of $3,000,000, the proceeds shall be wired to K Enter as follows:

(1)	25% of the committed amount at the time of signing this definitive agreement,

(2)	50% at the time SEC declares effectiveness on the F-4, and

(3)	the remaining 25% at the time of shareholder approval and going public.

From the time K Enter issued the Notes and until the closing of the Business Combination, the Notes will be convertible, at the option of the holders, at a conversion price per share of $1,200 per share. The Post-Merger Conversion Price for the Notes shall be the greater of the following:

●	60% discount to the 5-day average of the volume-weighted average prices of ordinary shares over 5 consecutive trading days following the conversion notice date, and

●	a Floor price of $4 per share.

Upon execution of the $1.5MM Note, K Enter received $375,000 pursuant to the $1.5MM Note. Upon execution of the $3MM Note, K Enter received $750,000 pursuant to the $3MM Note. On October 3, 2024, K Enter received $300,000 pursuant to the $3MM Note and on October 18, 2024, K Enter received $1,200,000 pursuant to the $3MM Note. On January 8 2025, Kenter received $375,000 Pursuant to the 1.5MM Note. Accordingly, K Enter is not due any payment under the $3MM Note and 1.5 MM Note at the time SEC declares effectiveness on the F-4.

On, August 9, 2024, K Enter entered into an extension agreement on the convertible bond with Prototype Groupe Inc to extend the maturity date to August 9, 2025. The Loan bears interest at the rate of 5.96% per annum. If there are any overdue payments, Prototype shall bear a late payment interest rate of the Applicable Federal Rate plus 10% additional interest.

On August 19. 2024, Global Star Acquisition I LLC loaned K Enter $120,000. The loan is for a term of three months or within five business days after K Enter F4 registration statement becomes effective, whichever is earlier and bears no interest. The proceeds of the loan will be used to fund the operations of K Enter. On October 18. 2024, K Enter repaid $120,000 of Global Star Acquisition I LLC loan, leaving a balance of $0.00 on the loan.

On December 31, 2024, K Enter entered into a loan agreement with Nikhil Suresh Nanda, pursuant to which the Nikhil Suresh Nanda will provide working capital loans to K Enter. The total loan amount will not exceed 50% of the total committed PIPE financing totaling $1,000,000 for the SPAC. The loan will be paid by converting the subject loan to a Convertible Senior Unsecured Note (PIPE) immediately prior to the completion of the business combination. The agreement includes various conditions, including the issuance of free trading bonus shares by K Enter and the use of the loan for working capital purposes related to the business combination.

Comparability of Financial Information

Our results of operations and statement of assets and liabilities may not be comparable between prospective periods as a result of the Business Combination.

Key factors Affecting Operating Results

We believe that K Enter’s performance and future success depend on several factors that present significant opportunities for us but also pose risks and challenges, including those discussed below and in the section entitled “Risk Factors—Risks related to K Enter’s Business and Industry.

Limited Operating History

While we do not have significant past operating history, K Enter’s management is aware that the future operating results and K Enter’s future financial condition may be different than K Enter’s past operating results and financial condition. Major factors that will have a material impact on future financial results and condition include whether investments in the development of new motion pictures or new IP content achieve significant commercial success. Even if significant commercial success is achieved, K Enter’s business plan is complex and there are many factors which could impact K Enter’s operating results and financial conditions including delays in projects, opportunity cost of divesting management and financial resources away from other IP content and volatility in the demand for K Enter’s products and services. For more information, please see the section of the Proxy Statement/Prospectus entitled “Risk Factors — Risks Related to K Enter Holdings Inc.’s Business and Industry”.

Government Regulation

We plan to have significant international sales and operations that are subject to government regulation and compliance requirements (such as regulation of K Enter’s IP content and service offerings, competition, censorship of content, data privacy), restrictive governmental actions (such as trade protection measures, including export duties and quotas and custom duties and tariffs), nationalization, and restrictions on foreign ownership. Compliance with international and U.S. laws and regulations that apply to K Enter’s international operations may increase K Enter’s cost of doing business. For more information, please see the section of the Proxy Statement/Prospectus entitled “Risk Factors — Risks Related to K Enter Holdings Inc.’s Business and Industry”.

Basis of Presentation

The accompanying financial statements have been prepared in accordance with GAAP, expressed in U.S. dollars. References to GAAP issued by the FASB in these accompanying notes to the financial statements are to the FASB Accounting Standards Codification (“ASC”).

Key Components of Statement of Operations

Revenue

K Enter’s operating income was driven by videography services for television programs.

General and Administrative Expense

General and administrative expenses consist of personnel-related expenses for K Enter’s administrative functions, expenses for outside professional services, including legal, audit and accounting services, as well as expenses for facilities, depreciation, and travel costs. Personnel-related expenses consist of salaries, benefits, and share-based compensation.

We expect K Enter’s general and administrative expenses to increase for the foreseeable future as we complete the acquisition of the controlling equity interests in the Six Korean Entities, scale headcount with the growth of K Enter’s business, and as a result of operating as a public company, including compliance with the rules and regulations of the SEC, legal, audit, additional insurance expense, investor relations activities and other administrative and professional services.

Other Income (Expense)

Other income (expense) consists primarily of the realized gain on transactions that are denominated in a currency other than K Enter’s reporting currency.

Results of Operations

Presented below is a summary of K Enter’s results of operations:

	Year Ended December 31, 2024	For the period from January 4, 2023 (inception) to December 31, 2023
Statement of Profit or Loss:
Revenue	$485,271	208,704
Operating expenses
Cost of revenues	483,462	207,153
General and Administrative	11,838,397	8,954,316
Loss From Operations	(11,836,588)	(8,952,765)
Other income (expense)
Interest income	399	7,956
Other income (expense)	(1,034,045)	13,863
Total other income (expense)	(1,033,646)	21,819
Net loss	$(12,870,234)	(8,930,946)

For the year ended December 31, 2024 and the period from January 4, 2023 (inception) to December 31, 2023, K Enter’s operating income was driven by its media production segment, which realized revenues totaling $0.49 million and $0. 21 million, respectively.

K Enter’s revenue has increased for the year ended December 31, 2024, as compared to the period from January 4, 2023 (inception) to December 31, 2023 by $0.28 million, or 132.5%. This is attributable to the agreements entered into in 2024 for the production design services including set construction, props, and overall visual concept development.

For the year ended December 31, 2024, K Enter’s operating expenses are primarily driven by payroll related costs to run its internal Korean drama production and operating team and advisory fees paid to auditor, financial and legal experts.

K Enter’s operating expenses increased for the year ended December 31, 2024 as compared to the period from January 4, 2023 (inception) to December 31, 2023 by $3.16 million, or 34.5%. This is attributable to an increase in payroll and payroll related expenses of $0.89 million associated with an increased employee headcount in 2024 compared to 2023 and an increase in advisory fees paid of $1.27 million. Also, the share-based compensation expenses increased for the year ended December 31, 2024 as compared to the period from January 4, 2024 (inception) to December 31, 2023 by $0.47 million due to the additional grant of treasury shares to employees and others.

For the year ended December 31, 2024, K Enter’s other expense is comprised of impairment loss on convertible debt security of $959,459 and interest expenses of $47,608.

Cash Flow

Presented below is a summary of K Enter’s operating, investing and financing cash flows:

	Year Ended December 31, 2024	For the period from January 4, 2023 (inception) to December 31, 2023
Net cash provided by (used in)
Operating activities	$(5,800,647)	(8,002,540)
Investing activities	(16,819)	(2,637,390)
Financing activities	3,776,281	13,121,268
Effect of exchange rates on cash	(151,428)	44,344
Net change in cash and cash equivalents	$(2,192,613)	2,525,682

The cash flow used in K Enter’s operating activities for the year ended December 31, 2024 primarily related to K Enter’s net loss of $12.9 million, adjusted for changes in K Enter’s working capital accounts.

K Enter’s cash flows used in operating activities decreased for the year ended December 31, 2024 as compared to the period from January 4, 2023 (inception) to December 31, 2023 by $2.2 million due to an increase in share-based compensation expenses of $0.5 million, an increase in impairment loss on convertible debt security of $1.0 million, a decrease in cash outflows from other non-current assets of $1.4 million, an increase in cash outflows from account payables of $0.4 million and an increase in cash inflows from accrued expenses and other current liabilities of $2.4 million for the year ended December 31, 2024, partially offset by an increase in net loss of $3.9 million.

The cash flow used in K Enter’s investing activities for the year ended December 31, 2024 primarily relates to K Enter’s payments for short-term loans of $0.01 million.

K Enter’s cash flow used in investing activities decreased for the year ended December 31, 2024 as compared to the period from January 4, 2023 (inception) to December 31, 2023 by $2.6 million due to the purchase of convertible debt security of $1.0 million, and purchase of investment in equity securities of $1.6 million for the period from January 4, 2023 (inception) to December 31, 2023, that did not recur for the year ended December 31, 2024.

The cash flow generated in K Enter’s financing activities for the year ended December 31, 2024 primarily relates to the issuance of preferred shares of $0.7 million and the issuance of convertible note of $2.6 million.

The cash flow provided by financing activities decreased for the year ended December 31, 2024 as compared to the period from January 4, 2023 (inception) to December 31, 2023 by $9.3 million and primarily relates to the proceeds from the issuance of preferred shares of $10.6 million for period from January 4, 2023 (inception) to December 31, 2023, that did not recur for the year ended December 31, 2024.

Liquidity and Capital Resources

K Enter has incurred significant losses and negative cash flows from operations, net loss was $12,870,234 for the year ended December 31, 2024. During the year ended December 31, 2024, K Enter had negative cash flows from operations of $5,800,647. As of December 31, 2024, K Enter’s accumulated deficit was $21,801,180. K Enter has funded its operations to date through equity and debt financing and has cash equivalents of $333,069 as of December 31, 2024. K Enter monitors its cash flow projections on a current basis and takes active measures to obtain the funding it requires to continue its operations. However, these cash flow projections are subject to various uncertainties concerning their fulfilment such as the ability to increase revenues by attracting and expanding its customer base and completing additional financing. K Enter expects to fund operations using cash on hand and raising additional proceeds. There are no assurances, however, that K Enter will be able to generate the revenue necessary to support its cost structure or that it will be successful in obtaining the level of financing necessary for its operations. These conditions raise substantial doubt as to K Enter’s ability to continue as a going concern.

Historically, K Enter’s primary sources of liquidity have been cash flows from contributions from founders, the issuance of Series A convertible preferred stock, and the issuance of Series A-1 convertible preferred stock. As of December 31, 2024, we had an aggregate cash balance of $333,069 and net working capital deficit of $3.0 million.

We intend to operate with its current cash on hand. In the future, we may borrow money and sell equity to finance K Enter’s operations. As we have a limited operating history, K Enter’s liquidity and capital resources may change substantially from past results.

Our future capital requirements will depend on many factors, including K Enter’s revenue growth rate, the timing and extent of spending to support future sales and marketing and research and development efforts. In order to finance these opportunities, we may need to raise additional financing. While there can be no assurances, if additional capital is required, we intend to raise such capital through operations, additional issuances of convertible preferred stock, and through the Business Combination. If additional financing is required from outside sources, we may not be able to raise it on terms acceptable to us or at all. If we are unable to raise additional capital when desired, K Enter’s business, results of operations and financial condition would be materially and adversely affected.

Contractual Obligations and Commitments

We manage K Enter’s use of cash in the operation of K Enter’s business to support the execution of K Enter’s primary strategic goals of launching K Enter’s internal Korean drama production team and acquiring the controlling interests in the Six Korean Entities. We primarily use cash for capital investments, purchases of equity shares in related parties, loans, including purchases of bonds, to companies that will assist us in achieving K Enter’s strategic goals, acquisitions of businesses and general and administrative costs.

Our cash requirements beyond twelve months are for operating leases – Refer to Note 12 of the notes to the financial statement for further information of K Enter’s obligations and the timing of expected payments.

Related Parties

Two of K Enter’s directors, one of whom is the Chairman of K Enter’s board of directors, are also senior officers of Solaire Partners, which is one of the Six Korean Entities. A director of K Enter is also a managing member of Global Star Acquisition 1, LLC, the entity K Enter purchased its shares of Global Star Class B common stock from.

K Enter entered into a two-year operating lease for one of its office spaces commencing in June 2023 with Solaire Partners as the landlord. At inception, total gross rental payments due under this operating lease approximated $92,938 and a security deposit due approximated $67,699. For the year ended December 31, 2024, K Enter made $46,469 of rental payments associated with this operating lease. As of December 31, 2024, $19,189 associated with the present value of lease payments is included as components of lease liabilities, current – related party on the accompanying balance sheet, $67,699 associated with the security deposit is included as a component of prepaid expenses and other current assets - related party on the accompanying balance sheet.

During January 2024, K Enter purchased 1,000 shares of Play Company Co., Ltd. Common Stock for an aggregate purchase price of $1,178,055 from Solaire Partners LLC.

On April 22, 2024, Young Jae Lee, K Enter’s Chief Executive Officer, loaned K Enter $121,798 (the “1st Lee Loan”). On May 3, 2024, K Enter repaid $67,665 of the 1st Lee Loan, leaving a balance of $54,132 on the 1st Lee Loan. The 1st Lee Loan is for a term of nine months and bears interest at the rate of 4.6% per annum. On October 23, 2024, K Enter entered into an extension agreement on the 1st Lee Loan to amend the maturity date to June 30, 2025 or within five days after the K Wave Media Ltd registration statement on Form F-4 is declared effective by the U.S. Securities and Exchange Commission. The Loan bears interest at the rate of 4.6% per annum. On February 10, 2025, K Enter fully repaid the 1st Lee Loan, leaving a balance of $0.00.

On April 23, 2024, Young Jae Lee, K Enter’s Chief Executive Officer, loaned K Enter $169,164 (the “2nd Lee Loan”). On May 3, 2024, K Enter repaid $169,164 of the 2nd Lee Loan, leaving a balance of $0.00 on the 2nd Lee Loan. The 2nd Lee Loan is for a term of three months and bears interest at the rate of 4.6% per annum.

On April 26, 2024, Bidangil Pictures Co.,Ltd., loaned K Enter $91,348. The Loan is for a term of three months and bears interest at the rate of 3% per annum. On July 26, 2024, K Enter entered into the extension agreement with Bidangil in order to differ the maturity to October 23, 2024. On October 25, 2024, K Enter entered into an extension agreement on the loan with Bidangil Pictures Co.,Ltd. to amend the maturity date to June 30, 2025 or within five business days after K Wave Media Ltd F-4 registration statement becomes effective. The Loan is for a term of three months and bears interest at the rate of 3% per annum.

On May 3, 2024, Young Jae Lee, K Enter’s Chief Executive Officer, loaned K Enter $236,829 (the “3rd Lee Loan”). The 3rd Lee Loan is for a term of nine months and bears interest at the rate of 4.6% per annum. On November 3, 2024, K Enter entered into an extension agreement on the 3rd Lee Loan to amend the maturity date to April 30, 2025 or within five days after the K Wave Media Ltd registration statement on Form F-4 is declared effective by the U.S. Securities and Exchange Commission. The Loan bears interest at the rate of 4.6% per annum. On February 10, 2025, K Enter repaid $25,046, leaving a balance of $222,091.

On June 4, 2024, K Enter issued a convertible senior unsecured note in the principal amount of $3,000,000 to Innocus Global Group Pte Ltd., an entity owned by Jaekeun (Jason) Kim, a nominee director PubCo (the “Jason Note”). The Jason Note has a maturity date of 3 years and will pay an annual coupon rate of 3% to be paid semi-annually until the maturity date of the Jason Notes. Under the Jason Note, the proceeds shall be wired to the company as follows: (i) 25% of the committed amount at the time of signing this definitive agreement, (ii) 50% at the time SEC declares effectiveness on the F-4, and (iii) the remaining 25% at the time of shareholder approval and going public. From the time the company issued the Jason Note and until the closing of the Business Combination, the Jason Note will be convertible, at the option of the holder, at a conversion price per share of $1,200 per share. The Post-Merger Conversion Price for the Notes shall be the greater of (a) a 60% discount to the 5-day average of the volume-weighted average prices of ordinary shares over 5 consecutive trading days following the conversion notice date, and (b) a Floor price of $4 per share.

On August 19. 2024, Global Star Acquisition I LLC loaned K Enter $120,000. The loan is for a term of three months or within five business days after K Wave Media Ltd F-4 registration statement becomes effective, whichever is earlier and bears no interest. On October 18. 2024, K Enter repaid $120,000 of Global Star Acquisition I LLC loan, leaving a balance of $0.00 on the loan.

On August 31, 2024, K Enter issued 1,932 shares ($1,075,622, $556.74 per share) of K Enter’s common stock to an employee of K Enter, in consideration for services rendered.

On August 31, 2024, a total of 1,376 shares of treasury stock were returned as a settlement for no consideration to K Enter under the employment agreements, which were initially given to two employees.

On September 12, 2024, one founder of K Enter transferred a total of 688 shares ($383,037, $556.74 per share) of the founder to an employee at par value. K Enter recognized the transaction as a share-based compensation at fair value (See Note 8), which is included within general and administrative expenses on the accompanying statement of operations and comprehensive loss.

On September 24, 2024, K Enter entered into a share subscription agreement with GF Korea Inc. (the “GF Agreement”) pursuant to which the Company issued 4,997 shares ($2,782,030, $556.74 per share) of K Enter’s common stock to GF Korea Inc. in consideration for GF Korea Inc. assuming certain payment obligations of the Company in the aggregate $8.52 million owed to its service providers of K Enter. The GF Agreement closed on September 25, 2024 and K Enter issued the 4,997 shares of its common stock to GF Korea Inc., which will be converted to 1,559,805 shares of Pubco based on an estimated 312.1:1 conversion ratio calculated with a foreign exchange rate of KRW 1,470.00 / USD $1.00 in the Business Combination. Pursuant to the GF Agreement, GF Korea Inc. shall sell the shares within sixty(60) days following the listing date on the NASDAQ Stock Market.; However, if any lock-up period is imposed under applicable laws, GF Korea shall sell those ordinary shares within sixty (60) days after the expiration of such lock-up period.

On September 29, 2024, K Enter entered into an agreement with Lodestar USA, Inc. (the “Lodestar Agreement”) pursuant to which K Enter issued 1,202 shares ($669,201, $556.74 per share) of K Enter’s common stock to Lodestar USA, Inc. in consideration for services rendered to K Enter by Ted Kim, a co-founder and a director of K Enter and the owner of Lodestar USA Inc. K Enter’s common stock will be converted to 375,202 shares of Pubco based on an estimated 312.1:1 conversion ratio calculated with a foreign exchange rate of KRW 1, 470.00 / USD $1.00.

On September 30, 2024, K Enter issued Tan Chin Hwee, a director, Executive Chairman and Interim CEO of K Enter, 168 shares ($93,532, $556.74 per share) of K Enter’s common stock in consideration for services rendered.

Off-Balance Sheet Arrangements

During the period presented, we did not have any relationships with unconsolidated organizations or financial partnerships, such as structured finance or special purpose entities, which were established for the purpose of facilitating off-balance sheet arrangements.

Critical Accounting Estimates

Our financial statements have been prepared in accordance with GAAP. The preparation of these financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the balance sheet date, as well as the reported expenses incurred during the reporting period. Management bases its estimates on historical experience and in various other assumptions believed to be reasonable, the results of which form the basis for making judgments about the carrying value of assets and liabilities. Actual results could differ from those estimates, and such differences could be material to K Enter’s financial statements.

We believe the accounting policies discussed below are critical to understanding K Enter’s historical and future performance, as these policies relate to more significant areas involving management’s judgments and estimates.

While K Enter’s significant accounting policies are described in the notes to K Enter’s financial statements, we believe that the following accounting policies require a greater degree of judgment and complexity. Accordingly, these are the policies we believe are most critical to aid in fully understanding and evaluating K Enter’s financial condition and results of operations.

See Summary of Significant Accounting Policies under Note 2 in the notes to the financial statements for the year ended December 31, 2024 for more information about K Enter’s significant accounting policies.

Estimating Fair Value of Convertible Debt Security

We do not have a history of market price for the obligor on K Enter’s convertible debt security because the obligor is not publicly traded. As such, the fair value of the convertible debt security was determined using the Tsiveriotis-Fernandes model (the “T-F Model”).

The T-F Model separates convertible hybrid instruments into equity value and debt value. The risk-neutral probability is applied to the equity value, discounted at the risk-free interest rate, while the debt value is discounted at the risk interest rate reflecting the credit risk of the obligor. The model calculates each value separately and measures the value of the hybrid financial product through the summation of these two values, known as the blended discount model. The T-F Model distinguishes discount rates that align with the expected future cash flows inherent in the option structure within complex financial instruments, which aligns with the characteristics of cash flows.

The following assumptions were used in determining the fair value of the convertible debt security as of December 31, 2024:

Risk-neutral probability	49.43%
Risk-free interest rate	4.14%
Risk interest rate reflect the credit risk of the obligor	16.31%

Estimating Fair Value of Convertible Notes

The fair value of the convertible notes was determined using the Probability Weighted Return Model. The convertible notes issued contain a right to convert the notes into the common shares. The Probability Weighted Return Model separates the embedded conversion features associated with the convertible notes separately from the host contract as the economic characteristics and risks of the embedded conversion feature are not closely related to the economic characteristics and risks of the host contract. The carrying amount of the convertible notes was determined for the difference between the fair value of the embedded conversion features and the principal amount of the convertible notes. The difference between the carrying value and principal amount of the convertible notes represents the discount on notes that was amortized to interest expense over the terms of the convertible notes using the effective interest rate method.

Leveraged adjusted guideline volatility for public companies was utilized in determining the fair value of the convertible notes because we do not have a history of market price on convertible notes as we are not publicly traded.

The following assumptions were used in determining the fair value of the convertible bond as of December 31, 2024:

Risk-free interest rate	3.62~4.55%
Debt rate	6.67~7.31%

Estimating Fair Value of Common Stock

We do not have a history of market price for K Enter’s common stock because it is not publicly traded. As such, the fair value of K Enter’s common stock was determined by K Enter’s board of directors as of the date shares of common stock were issued from treasury shares, by considering a number of objective and subjective factors, including:

●	Our business, financial condition and results of operations, including related industry trends affecting K Enter’s operations and the progress of conversations concerning:

○	the potential acquisitions of controlling equity interests of the Six Korean Entities

○	a potential merger with Global Star and the eventual execution of the Merger Agreement

○	a capital rise through the issuance of convertible preferred stock

●	Our forecasted operating performance and projected future cash flows;

●	the lack of an active market for K Enter’s common stock and K Enter’s convertible preferred stock;

●	the likelihood of securing additional financing beyond the ongoing Series A and Series A-1 capital raises

●	liquidation preferences, redemption rights and other rights and privileges of K Enter’s common stock and convertible preferred stock;

●	market multiples of K Enter’s comparable public peers; and

●	market conditions affecting K Enter’s industry.

In connection with estimating the fair value of K Enter’s common stock at the time shares of common stock were issued from K Enter’s treasury shares, we obtained a third-party valuation from an independent valuation firm. The valuation dated as of December 31, 2024 was conducted in accordance with the framework of the American Institute of Certified Public Accountants’ Technical Practice Aid, Valuation of Privately-Held-Company Equity Securities Issued as Compensation utilizing an option pricing model (the “OPM”)

The OPM estimated K Enter’s enterprise value by asserting the September 2024 Series A-1 issuances to third parties was transacted at a fair value of $600.00 per share. The OPM utilizes the recent sale of the Preferred Series A-1 shares to a third-party as the best indicator of fair value in order to estimate the fair value of the respective classes of equity. We used a market approach, whereby we applied the recent transaction method for each outcome, or management estimations to estimate the implied equity value.

The OPM utilizes K Enter’s best estimates of the timing and likelihood of two scenarios, (a) merger with a special purpose acquisition company (“SPAC”) and (b) sale, in order to estimate the fair value of the respective classes of equity. For each scenario, we used either a market approach, whereby we applied the precedent transaction method for each outcome, or management estimations to estimate the implied equity value.

The equity value was allocated until the Series A-1 Preferred was equal to the sale price and allocated to each of the equity–linked instruments using an OPM. Based on the structure of the Company’s equity linked instruments, we developed breakpoints based on the conversion prices and exercise prices of the various preferred stock, and outstanding options and warrants. These breakpoints were used to allocate value as each instrument would be exercised/converted as it was in the money. We calculated allocation percentages for each equity–linked instrument. The value of each tranche was determined by subtracting the value of the previous tranche, which is multiplied by the applicable allocation percentages, and summed to yield the total value of each equity–linked instrument. The total value for each class of equity was then divided by the respective shares outstanding for that class to determine the per share value. The resulting value per share was the indicated present value, on a non-marketable basis.

For the valuation used to establish the fair value of K Enter’s common stock as of December 31, 2024, the following assumptions were used:

	SPAC Merger Scenario	Sale Scenario
Probability	90.0%	10.0%
Time to liquidity event	0.33 years	2.5 years
Risk free rate	4.38%	4.38%
Volatility	42.8%	42.8%
Discount for lack of marketability	6.9%	6.9%

There is inherent uncertainty in K Enter’s forecasts and projections, and if we had made different assumptions and estimates than those described previously, the amount of K Enter’s share-based compensation expense, net loss, and net loss per share amounts could have been materially different.

The per-share fair value of K Enter’s common stock were newly issued or issued from K Enter’s treasury shares during the period from January 1, 2024 to December, 2024, were $556.74 with six months restriction and 598.01 with no restriction. The difference in fair value per share of common stock newly issued or issued from treasury shares is driven by the length of the restricted period for which the underlying share of common stock cannot be sold by the individual.

We were formed on January 4, 2023 for the purpose of acquiring the Six Korean Entities. We entered into equity purchase agreements with the Six Korean Entities between March 2023 and April 2023, all of which are contingent upon PubCo’s proxy statement/prospectus on Form F-4 being declared effective by the SEC. We entered into conversations with Global Star, a special purpose acquisition company in February 2023, and we executed a term sheet with Global Star in April 2023 to consummate a business combination. On June 15, 2023, we executed a Merger Agreement with Global Star to consummate the Business Combination. The completion of the equity purchase agreements with the Six Korean Entities prior to the consummation of the Business Combination is the primary driver of the increase in the estimated fair value of the common stock from the date of the common stock issuances from K Enter’s treasury shares to the estimated merger price of approximately $3,121 per share on an as converted basis.

We believe that it is reasonable to expect that the completion of the equity purchase agreements with the Six Korean Entities will add value to the shares of K Enter’s common stock as the entities are operational and revenue generating entities with balance sheets that will be combined with ours subsequent to the transaction consummation. We believe that it is reasonable to expect that the completion of the Business Combination will add value to the shares of K Enter’s common stock because they will have increased liquidity and marketability. We believe that the preceding estimates are a reasonable description of the value that market participants would place on K Enter’s common stock as of the valuation date.

Income Taxes

We recognize deferred taxes for temporary differences between the basis of assets and liabilities for financial statement and income tax purposes. As a pre-revenue company we generate net operating losses that would be available to carryforward to future years and applied against future taxable income.

Under Section 382 of the Code, substantial changes in K Enter’s ownership may limit the amount of net operating loss carryforwards that could be utilized annually in the future to offset K Enter’s taxable income. Specifically, the limitation may arise in the event of a cumulative change in K Enter’s ownership of more than 50% within a three-year period. Any such limitation may significantly reduce the utilization of K Enter’s net operating loss carry forwards before they expire. We have not completed a study to assess whether an ownership change has occurred, or whether there have been multiple ownership changes since K Enter’s inception, due to the significant costs and complexities associated with the study. However, we believe it is likely that transaction that have occurred in the past, alone or together with the closing of the Business Combination and other transactions that may occur in the future, would trigger an ownership change pursuant to Section 382, which could limit the amount of net operating loss carryforwards that could be utilized annually in the future to offset out taxable income, if any.

For additional information on K Enter’s accounting policy on income taxes, see Note 2 – Summary of significant accounting policies – Income Taxes and Note 17 – Income Taxes in the accompanying audited financial statements.

Emerging Growth Company Status

We intend to rely on the other exemptions and reduced reporting requirements provided by the JOBS Act. Subject to certain conditions set forth in the JOBS Act, if, as an emerging growth company, we intend to rely on such exemptions, we are not required to, among other things: (a) provide an auditor’s attestation report on K Enter’s system of internal control over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act; (b) provide all of the compensation disclosure that may be required of non-emerging growth public companies under the Dodd-Frank Wall Street Reform and Consumer Protection Act; (c) comply with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements (auditor discussion and analysis); and (d) disclose certain executive compensation-related items such as the correlation between executive compensation and performance comparison of the Chief Executive Officer’s compensation to median employee compensation.

We will remain an emerging growth company under the JOBS Act until the earliest of (a) the day of K Enter’s first fiscal year following the fifth anniversary of the Closing, (b) the last date of K Enter’s fiscal year in which we have total annual gross revenue of at least $1.235 billion, (c) the date on which we are deemed to be a “large accelerated filer” under the rules of the SEC with at least $700.0 million of outstanding securities held by non-affiliates or (d) the date on which we have issued more than $1.0 billion in non-convertible debt securities during the previous three years.

Quantitative and Qualitative Disclosures about Market Risk

We are exposed to a variety of market and other risks, including the effects of interest rate changes, foreign currency fluctuations, inflation, and the availability of funding sources.

Interest Rate Risk

We hold cash and cash equivalents for working capital purposes. We do not have material exposure with respect to investments, as any investments that we enter into are primarily highly liquid investments. As of December 31, 2024, we had a cash balance of $333,069, consisting of operating accounts which are not affected by changes in the general level of U.S. interest rates.

Foreign Currency Risk

We conduct K Enter’s operations through two branches, one located in the United States and one in Korea. The transactions of each branch are primarily denominated in the U.S. dollar and the Korean Won, respectively, the functional currency. We have elected to use a reporting currency of the U.S. dollar. As foreign exchange rates change, the U.S. dollar equivalent of K Enter’s existing foreign currency assets, liabilities, commitments and forecasted foreign currency revenues and expenses will change. We are evaluating the best method to manage K Enter’s exposure to foreign currency fluctuations to reduce volatility of earnings and cash flow in order to allow management to focus on core business issues and challenges.

The economic and political conditions in the countries we are currently in and plan to operate in could impact K Enter’s ability to manage K Enter’s exposure to foreign currency fluctuations in those countries or repatriate cash from those countries.

Inflation Risk

We do not believe that inflation currently has a material effect on K Enter’s business. Inflation may become a greater risk in the event of changes in current economic and governmental fiscal policy.

New Accounting Pronouncements

From time to time, new accounting pronouncements are issued by the FASB or other standard setting bodies that are adopted by use as of the specified effective date. Unless otherwise discussed, we believe that the impact of recently issued standards that are not yet effective will not have a material impact on K Enter’s financial position or results of operations under adoption.

See Recent Accounting Pronouncements issued, not yet adopted under Note 2 – Summary of significant accounting policies in the notes to the financial statement for the year ended December 31, 2024 for more information about recent accounting pronouncements, the timing of their adoption and K Enter’s assessment, to the extent we have made one, of their potential impact on K Enter’s financial condition and results of operations.

Subsequent Event

On January 2, 2025, upon the closing of equity purchase agreement, K Enter completed the acquisition of the controlling interest of Six Korean Entities by share exchange. However, the purchase price allocation to assets acquired and liabilities assumed allocation to assets and liabilities is based on estimates, assumptions, valuations, and other studies that have not progressed to a stage where there is sufficient information to make a definitive calculation.

On February 3, 2025, shareholders of Global Star and K Wave Media approved the proposals regarding Merger Agreement on the shareholders’ meeting. The Merger Agreement was approved by NASDAQ on February [●], 2025.

On February 10, the company fully repaid the “1st Lee Loan” and partially paid the 3rd Lee Loan by $25,046, leaving a balance of $222,091.

On February 27, 2025, Play company Co.,Ltd. loaned K Enter $744,319. The Loan is for a term of one year and bears interest at the rate of 4.6% per annum.